Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
The MacGregor Group, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-99087, No. 333-89290, No. 333-78309, No. 333-42725, No. 333-50804 and No. 333-26309) on Form S-8 of Investment Technology Group, Inc. (ITG) of our report dated December 16, 2005, except for note 15, which is dated as of January 3, 2006 with respect to the consolidated balance sheets of The MacGregor Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, convertible preferred stock, convertible common stock, and stockholders’ deficit and cash flows for each of the years then ended which report appears in the current report on Form 8-K/A of ITG dated March 21, 2006.

/s/ KPMG LLP

Boston, Massachusetts

March 21, 2006